UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Iroquois Valley Farmland REIT, PBC

(Exact name of registrant as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street, Suite 234,

Evanston, IL   60201

(Mailing Address of principal executive offices)

(847) 859-6645

Issuer’s telephone number, including area code

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

None of the financial information in this discussion has been audited or reviewed by our independent auditors.

Historical Background

Before January 1, 2017, operations were conducted through Iroquois Valley LLC, which operated for more than ten years as a single entity.

Effective January 1, 2017, Iroquois Valley LLC was restructured with its members assigning 99% of their membership interests to the Company and 1% to Iroquois Valley TRS, a wholly owned subsidiary of the Company. Thus, there are now three entities rather than one. However, the financial position and results of our operations (as a whole) on a consolidated basis have not changed.

Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2020 (the “2020 Period”) and the six-month period ending June 30, 2019 (the “2019 Period”). Our discussion combines the operating results of Iroquois Valley LLC and Iroquois Valley REIT.

Revenues

Revenues from Leasing Activities

Revenues from leasing activities including reimbursements increased $213,590 or 35% from $604,600 in the 2019 Period to $818,190 in the 2020 Period. Approximately one-half of this increase was from properties added in 2020 and one-half from existing properties and properties added in 2019. As of the end of the 2020 Period, we had 42 farms under leases having terms of three (3) months to ten (10) years remaining. This compares to 35 farms under leases as of the end of the 2019 Period.

2

Revenues from Lending Activities

Revenues from financing organic farmland decreased $82,696 or 21% from $401,494 in the 2019 Period to $318,798 in the 2020 Period. This decline was due to payoffs, refinancings, and restructurings. As of the end of the 2020 Period, we had 31 loans and a mortgage note receivable, net balance of $13,766,277. This compares to 26 loans and a mortgage note receivable, net balance of $12,073,352 as of the end of the 2019 Period.

Grant Revenue

We are the beneficiary of several grants. Under the terms of the grants, the Company receives reimbursements for certain expenses.

Through 2019, these reimbursements were netted against general and administrative costs, and professional fees. Beginning in 2020 the reimbursements are treated as grant revenue. In order to conform to the 2020 presentation, 2019 reimbursements have been reclassified as grant revenue. Grant revenue for the 2020 Period was $175,722 compared to approximately $117,000 for the 2019 Period.

Operating Line of Credit Interest Income

Operating line interest income for the 2020 Period was $18,812 compared to $0 for the 2019 Period. Operating lines of credit are a new business line that first generated revenue in the fourth quarter of 2019.

Other Revenue

Other revenue increased $42,797 or 526% from $8,133 in the 2019 Period to $50,930 in the 2020 Period. Other revenue derives from interest on cash balances, wind lease rights and other property usage rights. These revenues are not our core business. Other revenue also includes fees collected as part of the farmer diligence and investment process.

Expenses

Overview of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland.

Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

Thus, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, dues and subscriptions, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

3

2020 Expenses

Our total operating expenses decreased by $15,509 or 2%, from $1,009,476 in the 2019 Period to $993,967 in the 2020 Period. The decrease was mainly due to increases in real estate taxes, professional fees, and soil restoration pool expenses offset by a recovery of bad debt expense. Specific items include:

•	General and administrative, net increased $9,520 or 2% from $518,456 in the 2019 Period to $527,976 in the 2020 Period.
•	Provision for bad debt and loan losses incorporated a bad debt recovery of $(50,602) for the 2020 Period vs. a bad debt expense of $88,153 for the 2019 Period. The 2020 Period recovery was due mainly to a $35,229 decrease in the mortgage interest receivable allowance and a $14,499 decrease in the mortgage note receivable reserve.
•	Farm expenses are a new expense category beginning in the 2020 Period and reflect repair and maintenance expenses for owned farms. Prior to the 2020 Period, these costs were included in general and administrative expenses.
•	Soil restoration pool expenses increased $16,180 or 169% from $9,548 in the 2019 Period to $25,728 in the 2020 Period. The increase is due to the increased sale of Soil Restoration Notes which directly impacts the size of the soil restoration pool expenses.
•	Conservation and Innovation Grant (“CIG”) farmer benefit payments declined by $11,972 or 89% from $13,472 in the 2019 Period to $1,500 in the 2020 Period. The decline was due to a cap on CIG payments allowed by the 2016 NRCS CIG (see discussion below).
•	Professional fees increased by $41,161 or 21% from $195,468 in the 2019 Period to $236,629 in the 2020 Period. Professional fees include accounting, legal and consulting fees.
•	Real estate taxes increased $63,119 or 78% from $80,769 in the 2019 Period to $143,888 in the 2020 Period. The increase is due to a greater number of owned properties for which taxes are paid.
•	Insurance decreased $2,312 or 23% from $9,964 in the 2019 Period to $7,652 in the 2020 Period. The difference was due to timing of payments due.
•	Depreciation and amortization increased $1,844 or 2% from $93,647 in the 2019 Period to $95,491 in the 2020 Period due to the addition of more depreciable assets.
•	Interest expense declined $41,924 or 16% from $265,013 in the 2019 Period to $223,089 in the 2020 Period due to a decline in mortgages payable, and replacing higher cost debt with lower cost debt.

Conservation Innovation Grants

In 2016, we were awarded a $944,615 grant by the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and will run through September 30, 2020. Under the terms of the grant, we receive reimbursement for certain expenses associated with the Soil Restoration Notes offerings, soil development and soil health measurement. Given the contingent nature of the grant (reimbursements only made after we incur expenses related to the grant) we have not recorded the full grant amount as an asset related to future reimbursement payments. Instead, we record grant revenue after incurring expenses related to grant activities. We are reimbursed by the USDA on a monthly basis.

In 2019, we were awarded a new $1.4 million CIG by the NRCS. The grant became effective May 28, 2020 and will run through May 28, 2023. Under the terms of the grant, we receive reimbursement for certain expenses associated with increasing capital flow to farmers, and other qualified expenses. There have been no payments made under the grant during the six (6) months ended June 30, 2020 and the year ended December 31, 2019.

4

Liquidity and Capital Resources

We are seeking to raise up to $50,000,000 through the sale of our common stock, pursuant to the Offering Statement initially “qualified” by the Securities and Exchange Commission on May 3, 2019, and as amended from time-to-time. From January 1 through June 30, 2020, we raised $1,848,352 from this offering.

Separately, we have raised and are continuing to raise capital through the sale of unsecured promissory notes denominated as “Soil Restoration Notes.” We began issuing unsecured notes in 2015 and the amount outstanding was $15,813,450 as of June 30, 2020. The current Soil Restoration Notes available for purchase by eligible investors have a 2.25% annual interest payment (cash pay semi-annually) and mature five years from the date of issuance. In addition to making interest payments to holders of the Soil Restoration Notes, the Company commits an additional 0.5% annual interest from the Soil Restoration Notes to our Soil Restoration Pool—a unique and important financial support for organic farmers who are building soil health. The rates and maturities of the full complement of these unsecured notes vary by issuance and series. We intend to continue issuing Soil Restoration Notes to partially meet future cash needs.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also have to service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations and the insurance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company received a $103,528 PPP loan from the US government for COVID-19 financial relief. While the timing is unclear, we expect this loan will be forgiven and will ultimately be recorded as income.

We currently have revolving lines of credit totaling $3,750,000 across three different lenders. Including our PPP loan, we had $1,637,133 of borrowings outstanding under these lines of credit as of June 30, 2019. We primarily use these lines of credit to fund organic farmland investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings.

Non-GAAP Financial Information

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis as determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The table below presents FFO and FFO per share for the 2020 Period and the 2019 Period.

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net Income (Loss)	$168,235	$(143,261)
Net gain on sales of real estate	(12,304)	–
Depreciation and amortization	95,491	93,647
FFO	$251,422	$(49,614)
Number of shares outstanding	71,774.013	67,461.321
FFO per Share	$3.50	$(0.74)

5

Trend Information

Overview

The main factors affecting our operating results include demand for both organic and conventional food, the overall farm economy in the markets in which we own and finance farmland and our ability to control expenses and losses. Additionally, it should be noted that as a public benefit corporation the management team and board may weigh a multitude of factors when making decisions that could impact our financial performance and results.

Demand for Food

We expect that global demand for food (both conventional and organic) will grow, driven by the overall growth and increasing purchasing power of the global population. This growth is coming concurrent with a reduction in total farmland acres in developed nations caused by competing uses of land and environmental degradation. Some developing nations are expected to see increases in acres under agricultural production, but at growth rates significantly below those of the global population. These long- term macro trends create an overall favorable environment for agricultural production and farmland values. We expect these overall market conditions to benefit our farmers and our underlying asset base.

Furthermore, we anticipate that growth of the organic food market will continue to outpace the growth of the overall food market. According to Mercaris, a market research and consulting firm, United States consumers are increasingly demanding certified organic food and other products. The organic market has grown more than 5% every year between 2010 – 2018, breaking through $50 billion mark in 2018, up 6.3% from the previous year.

Consumers are willing to pay a premium for organic products. Mercaris’ data shows that certified organic field crops generally receive a premium of 1.5 to 4 times conventional commodity prices. These premiums generally translate to increased income for organic farmers. Our tenants and borrowers benefit from these higher prices, in turn reducing risk of default on our leases and loans. The Organic Trade Association (OTA) found that organic farm income has nearly doubled between 2012 and 2017, to $400,603 average income for organic farms in 2017, up from $217,836 in 2012. Management believes that the market will continue to bear price premiums for the indefinite future based on general healthier consumer trends as well as favorable population demographics.

Despite the price premiums, the U.S. is not meeting the domestic demand for organic field crops. The U.S. remains a net importer of several organic grain and oilseed commodities. All organic acreage in the U.S. increased by more than 20 percent between 2011 and 2019. In 2019 there were 3.3 million acres of certified organic field crops in the U.S., representing about 1.15 percent of total U.S. cropland. These 3.3 million acres of cropland represents a 14 percent expansion in certified organic field crop operations from 2018.

Growth trends in organic food are driven by consumers desire to eat food that is both better for personal health and better for the environment. Promoting healthy lifestyles is a common refrain with both public and private organizations. Additionally, millennial consumers tend to be more focused on food as a factor for personal health and a healthy environment than prior generations.

6

Conditions in Our Farmland Markets

The overall farmland market is dominated by existing farm owners and operations, many of whom are family operators. This is true generally across the U.S. and within the markets we operate. As such, the underlying value of the overall farmland market and the markets of the regions in which we operate is largely dependent on the prices farmers are able to achieve from farm production. The economic health of producers and the overall farm economy, including the value of land, is largely driven by conventional agricultural output prices.

Changes in the value of farmland may have an impact on the value of our portfolio despite our business being focused on organic farmland. The overall value of the portfolio, and potentially the ability of our tenants and borrowers to obtain sources of capital for operations or equipment, is often based on the value of owned farmland and related assets.

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

The main way we achieve our public benefits is by leasing or financing farmland to organic family farmers that are using sustainable agricultural practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer so long as he or she desires to keep the relationship intact. This will manifest itself in at least two ways.

First, we might accept lower financing rates upfront to facilitate the transition to organic certification. Under such circumstances, we look to recoup those lower rates at the back-end of a long-term lease, in some cases through lease payments tied to farmer revenues. We believe this non-traditional lease structure still reflects an overall market rate of return but is better structured to support to the needs of the farmer.

Second, given our commitment to a given farm family, we are first going to seek reasonable compromises with a tenant or borrower, if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders best interests but do further strengthen our farmer relationships. Ultimately, we believe that establishing and developing outstanding farmer relationships will allow us to work with premium operators thereby reducing overall payment risk despite individual decisions that in isolation may appear to be farmer friendly.

Other trends in our portfolio reflect this drive for long term relationships as well, including for example, our willingness to make multiple farmland investments with a single farmer, and the debut of our new operating line of credit product in response to demand from our farmers.

Investors should understand that unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Profits are important, but we try to balance profit-seeking with our public benefit goals.

ITEM 2

OTHER INFORMATION

On September 25, 2020, the Company adopted a dividend reinvestment plan (“DRIP”). The full text of the DRIP is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

7

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

For the six months ended June 30, 2020 and June 30, 2019; and the 12 months ended December 31, 2019

8

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

June 30, 2020 and June 30, 2019; and December 31, 2019

			Audited
ASSETS	June 30, 2020	June 30, 2019	Dec 31, 2019

Investments in real estate, at cost:
Land	$41,616,126	$35,346,301	$37,842,971
Land improvements, machinery and equipment	1,858,306	1,713,759	1,791,570
Buildings and building improvements	1,191,465	1,184,590	1,191,465

Total investment in real estate	44,665,896	38,244,650	40,826,006
Less accumulated depreciation	945,500	766,239	856,184

Net investment in real estate	43,720,396	37,478,412	39,969,822

Cash and cash equivalents	496,299	1,876,035	1,629,184
Accrued income	111,214	110,507	80,578
Accounts receivable, less allowance for doubtful accounts of $159,479 and $140,250 and $160,353 at Jun 30, 2020, Jun 30, 2019 and Dec 31, 2019 respectively	653,120	342,248	419,663
Prepaids and other assets	360,524	164,754	189,752
Mortgage interest receivable less allowance for doubtful accounts of $44,025 and $39,508 and $79,254 at Jun 30, 2020, Jun 30, 2019 and Dec 31, 2019 respectively	90,185	108,996	79,134
Mortgage notes receivable, net of deferred origination fees and loan loss reserve of $61,000 and $113,310 and $139,348 at Jun 30, 2020, Jun 30, 2019 and Dec 31, 2019 respectively	13,766,277	12,073,352	12,282,241
Operating lines of credit	657,146	–	502,500

Total other assets	16,134,765	14,675,892	15,183,052

Total assets	$59,855,161	$52,154,304	$55,152,874

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$438,927	$378,616	$403,415
Deferred income	68,495	–	–
Line of credit	1,637,133	–	–
Mortgages payable	2,275,048	3,147,776	1,339,830
Notes payable, subordinated	15,813,450	11,590,000	15,740,000

Total liabilities	20,233,053	15,116,392	17,483,245

STOCKHOLDERS' EQUITY

Controlling interests	39,253,458	37,037,912	37,307,842
Noncontrolling interests	368,650	–	361,787

Total equity	39,622,108	37,037,912	37,669,629

Total liabilities and stockholders' equity	$59,855,161	$52,154,304	$55,152,874

See notes to financial statements

9

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended June 30, 2020 and June 30 2019; and the 12 months ended December 31, 2019

	Six Months	Six Months	12 Months
	Ended	Ended	Ended
	June 30, 2020	June 30, 2019	Dec 31, 2019
Revenue
Rental income	$738,430	$531,205	$1,117,546
Lease reimbursement	79,760	73,395	143,305
Mortgage interest income	318,798	401,494	683,893
Grant revenue*	175,722	117,000	288,000
Operating line interest income	18,812	–	11,758
Other income	50,930	8,133	33,831

Total revenue	1,382,451	1,131,228	2,278,333

Operating expenses
General and administrative, net *	527,976	518,456	1,043,903
Provision for bad debts and loan losses	(50,602)	88,153	38,867
Farm expenses	5,706	–	–
Soil restoration pool	25,728	9,548	26,356
CIG farmer benefit	1,500	13,472	20,985
Professional fees	236,629	195,468	332,873
Real estate taxes	143,888	80,769	151,429
Insurance	7,652	9,964	27,324
Impairment of investment in real estate	–	–	143,000
Depreciation and amortization	95,491	93,647	189,837

Total operating expenses	993,967	1,009,476	1,974,574

Operating income	388,484	121,752	303,759

Interest expense	223,089	265,013	449,183

Net income (loss) before net gain on sales of real estate	165,396	(143,261)	(145,424)
Net gain on sales of real estate	(12,304)	–	(21,023)
Income taxes	9,465	–	–

NET INCOME (LOSS)	168,235	(143,261)	(124,401)

Net Income (loss) attributable to noncontrolling interests	6,863	–	11,787

Net Income (loss) attributable to controlling interests	$161,372	$(143,261)	$(136,188)

*2019 amounts have been reclassified to conform to the 2020 presentation.

See notes to financial statements

10

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the six months ended June 30, 2020

	Common Stock (1)
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Controlling Interest	Non-Controlling Interest	Total Equity

Stockholders' equity, January 1, 2020	68,671.219	$687	$16,438,970	$20,868,185	$37,307,842	$361,787	$37,669,629

Net income	–	–	–	161,3725	161,372	6,863	168,235

Contributions from stockholders	3,160.610	33	1,838,830	–	1,838,863	–	1,838,863

Redemptions paid to stockholders	(74.880)	(1)	(44,625)	–	(44,625)	–	(44,625)

Syndication costs	–	–	–	(9,994)	(9,994)	–	(9,994)

Stockholders' equity, June 30, 2020	71,756.949	$718	$18,233,175	$21,019,563	$39,253,458	$368,650	$39,622,108

(1) 200,000 shares authorized, $0.01 par value; 71,756.949 shares issued and outstanding at June 30, 2020.

See notes to financial statements

11

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2020 and June 30, 2019

	Six Months	Six Months
	Ended	Ended
	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income (loss)	$168,235	$(143,261)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Provision for bad debt and loan losses	(50,602)	88,153
Depreciation and amortization	95,491	93,647
Net gain on sales of real estate	(12,304)	–
Deferred mortgage origination fees amortization	(8,500)	(7,651)
Interest accrued on mortgage notes receivable	24,178	(58,990)
(Increase) decrease in assets
Accrued income	(30,636)	56,136
Accounts receivable	(232,583)	(27,770)
Prepaids and other assets	(170,772)	(50,364)
Increase in liabilities
Accounts payable and accrued expenses	35,512	45,166
Net cash used in operating activities	(181,981)	(4,934)

Cash flows from investing activities
Proceeds from sale of investments in real estate	18,304	–
Purchases of investments in real estate, at cost	(3,852,066)	(1,735,697)
Issuance of mortgage notes receivable	(3,691,134)	(1,553,000)
Principal payments received on mortgage notes receivable	2,132,073	1,734,779
Mortgage origination fees received	11,874	11,830
Net cash used in investing activities	(5,380,949)	(1,542,088)

Cash flows from financing activities
Proceeds from lines of credit	1,727,747	743,915
Repayments on lines of credit	(90,614)	(993,915)
Proceeds from mortgages payable	950,300	–
Repayments on mortgages payable	(15,082)	(4,017,927)
Proceeds from notes payable, subordinated	1,069,975	725,000
Repayments of notes payable, subordinated	(996,525)	–
Payment of syndication costs	(9,994)	(137,909)
Contributions from stockholders	1,838,863	6,405,119
Redemptions paid to stockholders	(44,625)	(179,568)
Net cash provided by financing activities	4,430,045	2,544,715

CHANGE IN CASH AND CASH EQUIVALENTS	(1,132,885)	997,693

Cash and cash equivalents, beginning of period	1,629,184	878,342

Cash and cash equivalents, end of period	$496,299	$1,876,035

See notes to financial statements

12

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and December 31, 2019

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland and mortgage funding, and to a limited extent providing operating lines of credit to farmers, all with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.      Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.      Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

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3.      Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2020 and December 31, 2019:

			Net Book	Net Book
	Location	Date	Value at	Value at
Property Name	(County, State)	Acquired	6/30/2020	12/31/2019
Iroquois Valley East
and West Farms	Iroquois, IL	2007 and 2008	$1,246,218	$1,260,194
Denker Farm	Livingston, IL	March 22, 2011	1,491,544	1,499,728
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	493,645	497,207
Old Oak Farm	Huntington, IN	August 20, 2012	927,267	928,023
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	616,505	591,709
Hedge Creek Farm	Will, IL	December 28, 2012	663,088	636,418
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,082,443	1,084,121
Mooday and	Boone and
Jackman Farms	Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,069,241	1,074,584
One Bottom Farm	Iroquois, IL	November 21, 2013	354,297	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,308,557	2,313,692
Union Fair Farm	Knox, ME	April 2, 2014	395,833	410,257
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	599,623	588,696
Brindle Farm	Allen, IN	September 19, 2014	521,991	522,475
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,125,721	2,125,720
South Grove Farm	Dekalb, IL	February 12, 2015	727,567	728,558
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,740,691	1,747,035
Jubilee Farm	Elkhart, IN	October 28, 2015	543,634	543,634
Yoder Farm	Allen, IN	November 24, 2015	536,289	536,524
Tower Road Farm	Dekalb, IL	February 29, 2016	835,071	835,613
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	663,630	669,663
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	812,781	812,781
Susquehanna Farm	Chenago, NY	October 12, 2016	521,504	534,796
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,073
Creambrook	Augusta, VA	May 22, 2017	1,236,484	1,236,666
Cottonwood	Hill, MT	September 1, 2017	1,015,483	1,020,095
South Fork	Livingston, IL	October 16, 2017	2,175,202	2,175,440
Battle Creek	Dekalb, IL	November 10, 2017	1,378,931	1,379,380
White River	Daviess, IN	May 24, 2018	1,910,688	1,910,688
Hidden Pasture	Schoharie, NY	July 24, 2018	299,634	304,456
Ten Mile	Lucas, OH	November 29, 2018	282,177	282,177
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,282,055	1,282,053
Money Creek	McClean, IL	December 9, 2019	1,380,452	1,379,382
Eldert	Iroquois, IL	January 13, 2020	1,472,585	–
Parish	Kankakee, IL	April 29, 2020	1,876,500	–
Petersen	Iroquois, IL	June 8, 2020	429,000	–

			$43,720,396	$39,969,822

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Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. To determine if indicators of impairment exist, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on projected discounted cash flows (including land appraised values) if an impairment of the carrying cost has occurred. If these cash flows are less than the net carrying value of the property an impairment loss will be recorded. During 2019, the Company evaluated the investments in real estate for indicators of impairment and noted indicators were present related to one property, Union Fair Farm. As a result, an impairment charge of $143,000 is recorded for the year ended December 31, 2019. There are no other impairments for the six (6) months ending June 30, 2020.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 25 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized.  All investments in real estate are leased to tenants under operating leases.

4.      Cash Equivalents

The Company maintains cash balances with a lender which holds the mortgages on certain investments (see Note F). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5.      Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income, accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

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6.      Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2019 expenses related to the Regulation A+ offering. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $9,994 and $70,212 were incurred for the six (6) months ending June 30, 2020 and for the year ended December 31, 2019, respectively.

7.      Revenue Recognition and Leases

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. Topic 606 is effective for annual reporting periods beginning on December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted Topic 606 as of January 1, 2019, and has elected the modified retrospective method of adoption. The Company's revenues consist of rental income, mortgage income, and related other income which are specifically excluded from the scope of Topic 606. The Company has determined that the new guidance does not have a significant effect on reported amounts and, as a result, no adjustment to equity as of January 1, 2019 is required. Adoption of the new guidance resulted in no material changes to the Company's accounting policies for revenue recognition.

Leases

The FASB issued ASU 2016-02, Leases, (Topic 842) (ASU 2016-02), in February 2016. Under ASU 2016-02, lessees will be required to recognize, at commencement date, a lease liability representing the lessee’s obligation to make payments arising from the lease and a right-of-use asset representing the lessee’s right to use or control the use of a specific asset for the lease term. The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. In connection with the adoption the Company elected to use the following practical expedients: (1) Election to not apply guidance in Topic 842 to leases that qualify as short-term leases; (2) Election not to separate non-lease components and record at the same rate as rental income (straight-line), most significantly certain tenant reimbursements of real estate tax expenses, from the associated lease components, resulting in the Company presenting all revenues associated with leases as rental income on the accompanying statements of operations; (3) Election to not reassess the lease classification for any existing leases and the initial direct costs for existing leases. As the Company's lessor leases are substantially for land the Company expects to derive the residual value of the land at the end of the lease term which is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred. Mortgage interest income is recognized when due as provided under the mortgage agreements in place. Deferred mortgage origination fees are amortized to interest income ratably over the life of the related mortgages.

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8.      Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9.      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate, see Note D for the Company's policies on risk rating of the mortgage and lease portfolio.

10.    Significant Accounting Standard Applicable In Future Years

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). While the Company is a public business entity, the Company qualifies as a small reporting company and therefore, ASU 2016-13 is effective for the Company's December 31, 2023 financial statements and thereafter.

NOTE C - NOTES RECEIVABLE FROM STOCKHOLDERS - RELATED PARTY TRANSACTION

There were total outstanding advances of $3,379 due from stockholders and related parties as of June 30, 2020 and December 31, 2019, which are included in the accompanying consolidated balance sheets in prepaids and other assets. The remaining note is due on demand and is uncollateralized.

NOTE D - MORTGAGE NOTES RECEIVABLE

The Company has entered into a farmland financing policy to provide mortgage financing for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Management closely monitors the quality of the mortgage notes receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. These internal techniques are consistent with the methods used by major third-party agencies to assign ratings. The credit quality grade helps management make a comparable assessment of each mortgage note receivable’s credit risk.

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Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. As of June 30, 2020, one mortgage note totaling approximately $33,000 of outstanding receivables was classified as a default rating. Additionally, two mortgages are at-risk. As of June 30, 2020, the Company recorded a loan loss reserve of approximately $61,000 to reserve against potential losses from the non-performing loans and recorded an interest reserve of approximately $44,000. All other mortgages as of June 30, 2020 were performing. As of December 31, 2019, three mortgage notes totaling approximately $2,182,404 of outstanding receivables were classified as a default rating. Additionally, four mortgages had been put on watch and one was rated at-risk. As of December 31, 2019, the Company recorded a loan loss of approximately $75,500 to reserve against potential losses from the non-performing loans and recorded an interest reserve of approximately $79,250. All other mortgages as of December 31, 2019 were performing.

Through June 30, 2020, the Company issued loans totaling $3,691,134, received loan origination fees of $11,874, and received principal payments of $2,132,073. During 2019, the Company issued seven loans with original mortgage balances of $1,723,000 and a line of credit of $502,500, received loan origination fees of $16,830, and received principal payments of $1,738,460. Mortgage notes receivable are reported at their outstanding principal balances net of any unamortized origination fees. As of June 30, 2020 and December 31, 2019, the Company had $14,423,423 and $12,784,741 of net mortgage notes receivable, respectively. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five-years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Interest rates range from 4.00% to 6.00%. The principal balance on the loans is due upon the maturity of each of the mortgage notes receivable which expire at various dates through 2048. Prepayments are allowed. At June 30, 2020 and December 31, 2019, mortgages receivable are collateralized by real estate and improvements thereon. Mortgage interest income earned, including amortized origination fees, during the period ending June 30, 2020 and the year ended December 31, 2019 totaled $318,798 and $683,893 respectively.

The Company also issued three operating lines of credit with original balances of $101,944.

NOTE E - REVOLVING LINES OF CREDIT

The Company has a $1,000,000 line of credit with a lender which expires on January 15, 2022. There was no outstanding balance on the line as of June 30, 2020 and December 31, 2019. Interest is payable monthly at the bank's prime rate (5.00% and 5.25% at June 30, 2020 and December 31, 2019 respectively, as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

During 2019, the Company entered into a $2,500,000 line of credit with a lender that is interest only through May 1, 2024 and interest and principal through maturity on May 1, 2049. At June 30, 2020, there was a $1,433,605 outstanding balance on this line of credit. There was no outstanding balance on the line as of December 31, 2019. Interest is payable annually at the bank's adjusted one-month LIBOR (0.198% and 1.75% at June 30, 2020 and December 31, 2019, respectively) based rate plus an applicable margin (2.50%). The line is collateralized by real estate in the IL counties of Iroquois and Shelby. The Company is subject to certain restrictive covenants.

The Company has a $250,000 line of credit with a lender who services certain mortgages payable (see Note F) which expires on November 10, 2020. At June 30, 2020 there was a $100,000 outstanding balance on the line of credit. There were no outstanding borrowings as of December 31, 2019. Interest is payable monthly at the WSJ published bank prime rate (3.25% and 4.75% at June 30, 2020 and December 31, 2019, respectively, as defined in the agreement) reduced by an applicable margin (0.40%). The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

18

The Company received a $103,528 PPP loan from the US government for COVID-19 financial relief. While the timing is unclear, we expect this loan will be forgiven and will ultimately be recorded as income.

Aggregate interest expensed during the six (6) months ending June 30, 2020 and the year ended December 31, 2019 was approximately $4,382 and $16,600, respectively related to the lines of credit.

NOTE F - MORTGAGES PAYABLE

Mortgages payable at June 30, 2020 and December 31, 2019 consists of the following:

	June 30, 2020	December 31, 2019
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% through November 1, 2017, with a final maturity in November 2047. After November 1, 2017, the mortgage requires principal and interest payments in semi-annual payments through maturity. The note is collateralized by the Flat Rock farm.	$1,324,748	$1,339,830

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.05% (adjusted every three years beginning in April 1, 2023) through November 1, 2020, and then 59 semi-annual principal payments of $24,286.73, with all remaining principal and interest due on November 1, 2050. The note was collateralized by real estate in Kankakee County, IL.	950,300	–

	$2,275,048	$1,339,830

Certain mortgages payable agreements include interest rate adjustment periods after the fixed rate periods expire, as described above. Aggregate interest expensed during the six (6) months ending June 30, 2020 and the year ended December 31, 2019 was approximately $49,600 and $76,800 respectively, related to the mortgages payable. Accrued interest at June 30, 2020 and December 31, 2019 totaled $33,645 and $13,843 respectively, related to the mortgages payable.

Future debt maturities for the years ending December 31 are as follows:

2020	$37,879
2021	74,252
2022	75,292
2023	76,214
2024	77,163
Thereafter	1,934,246

$2,275,048

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NOTE G - NOTES PAYABLE, SUBORDINATED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and three term notes.

The promissory notes and term notes, totaling $15,813,450 and $15,740,000 as of June 30, 2020 and December 31, 2019, respectively, have interest due semi-annually, ranging from 0.00% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2020 through 2026. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). During 2019, principal of $135,000 was paid to noteholders. Aggregate interest expensed during the six (6) months ending June 30, 2020 and the year ended December 31, 2019 was approximately $172,500 and $345,000 respectively, related to the notes payable. Accrued interest at June 30, 2020 and December 31, 2019 totaled $177,849 and $187,716 respectively, related to the notes payable.

Beginning February 7, 2017, the Company issued an offering of unsecured promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. This new 2018 issuance was replaced by another offering of Soil Restoration Notes on April 1, 2020. The total Soil Restoration Notes advanced during the six (6) months ending June 30, 2020 and the year ended December 31, 2019 was $1,055,000 and $5,010,000 respectively. The notes are issued as individual promissory notes and bear interest between 0.00% and 2.50% and have maturity dates ranging between 2020 and 2025, with interest due semiannually on January 15 and July 15th. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). In accordance with the Soil Restoration Notes, the Company also funds a soil restoration pool to support the tenants and farmers during the organic transition period by primarily providing rent and/or interest reimbursements. See Note L for a description of a grant received which has reduced the costs associated with issuing the Soil Restoration Notes.

Future original maturities of the aggregate notes payable as of June 30, 2020 are as follows:

2020	$1,270,000
2021	1,115,000
2022	935,000
2023	7,065,000
2024	916,667
Thereafter	4,511,783

$15,813,450

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. Typically, the leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2020	$1,314,289
2021	995,931
2022	505,332
2023	287,777
2024	243,401
Thereafter	664,420

$4,011,150

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NOTE I - STOCK OPTION PLAN

The Company provides for the grant of incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants in the past. Over the past several years, however, the use of stock grants and options by us has decreased. Nevertheless, certain individuals involved in the management of Iroquois Valley REIT still have unexercised options as of the date of this offering. In 2019, no options were granted and 394 options were exercised at prices ranging from $508 to $552 per share. No options were granted or exercised in the six (6) months ended June 30, 2020.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during 2019 and 2018. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

Option-based compensation expense recognized in the statements of operations was $0 for both the six (6) month ended June 30, 2020 and the year ended December 31, 2019.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 -15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the six (6) months ended June 30, 2020 is as follows:

	Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

December 31, 2019	2,263	$543.80	11 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

June 30, 2020	$2,263	$543.80	8 years

Exercisable at June 30, 2020	2,263		8 years

There were no options vested during the six (6) months ended June 30, 2020.

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NOTE J - CONCENTRATIONS OF RISK

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases various office spaces under the terms of operating leases, which are month-to-month or expire at various dates through September 2021. Monthly payments under the leases aggregate $2,385. Total rent expense was approximately $14,310 and $32,335, respectively, for the six (6) months ended June 30, 2020 and the year ended December 31, 2019.

As of June 30, 2020, future minimum lease payments required under the operating lease are as follows:

2020	$7,155

$7,155

The lease is due to expire on September 30, 2020.

NOTE L - CONSERVATION INNOVATION GRANT - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant ("CIG") from the National Resources Conservation Service, a division of the United States Department of Agriculture ("NRCS"). The grant became effective on December 2, 2016 and expires on September 30, 2020 as defined in the agreement. Given the contingent nature of the grant the Company has not recorded the full grant amount as an asset related to future reimbursement payments. The Company has recorded a receivable from the grant totaling $90,682 and $54,092 at June 30, 2020 and December 31, 2019, respectively, which is included in prepaids and other assets in the accompanying financial statements.

In December 2019, the Company was awarded another CIG from NRCS. The grant became effective on May 28, 2020 and expires on May 28, 2023 as defined in the agreement. Under the terms of the grant, the Company receives reimbursement for certain expenses associated with increasing capital flow to farmers, and other qualified expenses. There have been no payments made under the grant during the six (6) months ended June 30, 2020 and the year ended December 31, 2019. Given the contingent nature of the grant the Company has not recorded the full grant amount as an asset related to future reimbursement payments. The Company has recorded a receivable from the grant totaling $44,071 and $0 at June 30, 2020 and December 31, 2019, respectively, which is included in prepaids and other assets in the accompanying financial statements.

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NOTE M - COVID 19 OUTBREAK

The direct and indirect impacts of the current COVID-19 outbreak on the Company’s investments in real estate, borrowers, operations, and financing arrangements are currently unknown, as is the duration and severity of any impacts that the Company may experience. Management is currently unable to quantify the effects that this situation will have on its operations and financial position; however, they may be significant. The Company has not experienced significant payment delays for leases and loans.

NOTE N - RECLASSIFICATIONS AND CERTAIN CHANGES TO CONFORM TO THE 2020 PRESENTATION

Conservation and Innovation Grants

Under the terms of the grants, the Company receives reimbursements for certain expenses. Through 2019, these reimbursements were netted against general and administrative costs, and professional fees. Beginning in 2020 the reimbursements are treated as grant revenue. In order to conform to the 2020 presentation, 2019 reimbursements have been reclassified as grant revenue.

NOTE O - SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 24, 2020, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

Between January June 30, 2020 and August 24, 2020, the Company issued approximately $1,434,484 of our common stock through the Regulation A+ offering at a price of $595/share. During this same period, we also issued $2,760,000 in Soil Restoration Notes.

The office space operating leases were extended through September 30, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, State of Illinois, on September 28, 2020.

IROQUOIS VALLEY FARMLAND REIT, PBC

By: /s/ David E. Miller

Name: David E. Miller

Its: President and CEO

By: /s/ Mark D. Schindel

Name: Mark D. Schindel

Its: Chief Financial Officer

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